UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

☒                  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐                     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

Maverix Metals Inc.

(Exact name of Registrant as specified in its charter)

Canada	1040	N/A
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification	Identification Number)
	Code Number)

Suite 575, 510 Burrard Street
Vancouver, British Columbia V6C 3A8
Canada
(604) 449-9290
(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

10 E 40th Street, 10th Fl

New York, New York 10016

800-221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	MMX	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  N/A

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Maverix Metals Inc. (the “Company”, “Maverix”, “Maverix Metals” or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is filing this Amendment No. 1 to the Registration Statement for the purposes of filing additional Exhibit No. 99.91 thereto.  In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.90 inclusive, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibits 99.85, 99.86 and 99.91, as set forth in the Exhibit Index attached hereto.  No other amendment to the Registrant’s Registration Statement is being effected hereby.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1*	Material Change Report dated May 31, 2019
99.2*	Annual Information Form for the Financial Year ended December 31, 2018
99.3*	Chief Executive Officer Certification of Annual Filings, dated May 23, 2019
99.4*	Chief Financial Officer Certification of Annual Filings, dated May 23, 2019
99.5*	Certificate of Amendment
99.6*	News Release dated May 22, 2019 announcing application to list on NYSE American and conditional approval of graduation to the Toronto Stock Exchange
99.7*	News Release dated May 22, 2019 announcing effective date of share consolidation
99.8*	Unaudited consolidated financial statements for the three months ended March 31, 2019 and 2018
99.9*	Management’s Discussion & Analysis for the three months ended March 31, 2019
99.10*	Chief Executive Officer Certification of Interim Filings, dated May 15, 2019
99.11*	Chief Financial Officer Certification of Interim Filings, dated May 15, 2019
99.12*	News Release dated May 15, 2019 regarding results of Annual General and Special Meeting
99.13*	News Release dated May 15, 2019 regarding financial results for first quarter 2019
99.14*	Early warning report dated May 10, 2019
99.15*	Press Release dated May 10, 2019
99.16*	News Release dated April 23, 2019
99.17*	Form of Proxy
99.18*	Management Information Circular dated April 4, 2019
99.19*	Notice of Annual General and Special Meeting of Shareholders to be held on May 14, 2019

99.20*	Voting Instruction Form for Annual General and Special Meeting of Shareholders
99.21*	Letter to Shareholders dated April 12, 2019
99.22*	News Release dated April 8, 2019
99.23*	News Release dated April 3, 2019
99.24*	News Release dated March 28, 2019 regarding silver stream on El Mochito mine
99.25*	News Release dated March 28, 2019 regarding financial results for 2018
99.26*	Class 1 Reporting Issuer - Participation Fee (AB), dated March 28, 2019 for the year ended December 31, 2018
99.27*	Audited consolidated financial statements for the years ended December 31, 2018 and 2017
99.28*	Class 1 Reporting Issuer - Participation Fee (ON), dated March 28, 2019 for the year ended December 31, 2018
99.29*	Management’s Discussion & Analysis for the twelve months ended December 31, 2018
99.30*	Chief Executive Officer Certification of Annual Filings, dated March 28, 2019
99.31*	Chief Financial Officer Certification of Annual Filings, dated March 28, 2019
99.32*	Notice of Meeting and Record Date, dated March 8, 2019
99.33*	News Release dated February 25, 2019
99.34*	Shareholder Agreement by and between the Company and Gold Fields Netherlands Services B.V. dated December 23, 2016
99.35*	Amended and Restated Shareholder Agreement by and between the Company and Pan American Silver Corp. dated June 29, 2016
99.36*	Shareholder Agreement by and between the Company and Newmont Mining Corporation dated June 29, 2018
99.37*	News Release dated December 12, 2018
99.38*	News Release dated December 6, 2018
99.39*	News Release dated November 26, 2018
99.40*	Chief Executive Officer Certification of Interim Filings, dated November 21, 2018
99.41*	Chief Financial Officer Certification of Interim Filings, dated November 21, 2018
99.42*	Unaudited consolidated financial statements for the three and nine months ended September 30, 2018 and 2017
99.43*	Management’s Discussion & Analysis for the three and nine months ended September 30, 2018
99.44*	News Release dated November 21, 2018
99.45*	News Release dated October 15, 2018
99.46*	News Release dated September 19, 2018
99.47*	News Release dated August 23, 2018 regarding acquisition of royalty on McCoy-Cove Project in Nevada
99.48*	Chief Executive Officer Certification of Interim Filings, dated August 23, 2018
99.49*	Chief Financial Officer Certification of Interim Filings, dated August 23, 2018
99.50*	Management’s Discussion & Analysis for the three and six months ended June 30, 2018
99.51*	Unaudited consolidated financial statements for the three and six months ended June 30, 2018 and 2017
99.52*	News Release dated August 23, 2018 regarding financial results for second quarter 2018

99.53*	Chief Executive Officer certification of Annual Filings dated July 27, 2018
99.54*	Chief Financial Officer certification of Annual Filings dated July 27, 2018
99.55*	Annual Information Form for the Financial Year ended December 31, 2017
99.56*	Material Change Report dated July 23, 2018
99.57*	News Release dated July 3, 2018
99.58*	News Release dated June 21, 2018
99.59*	Material Change Report dated June 11, 2018
99.60*	News Release dated May 31, 2018
99.61*	Early warning report dated May 31, 2018
99.62*	News Release dated May 30, 2018
99.63*	Unaudited consolidated financial statements for the three months ended March 31, 2018 and 2017
99.64*	Management’s Discussion & Analysis for the three months ended March 31, 2018
99.65*	Chief Executive Officer Certification of Interim Filings, dated May 30, 2018
99.66*	Chief Financial Officer Certification of Interim Filings, dated May 30, 2018
99.67*	Press Release dated May 29, 2018
99.68*	News Release dated May 29, 2018
99.69*	News Release dated May 15, 2018
99.70*	Form of Proxy
99.71*	Management Information Circular dated April 25, 2018
99.72*	Notice of Annual General Meeting of Shareholders to be held on May 29, 2018
99.73*	Letter to Shareholders dated April 25, 2018
99.74*	News Release dated April 27, 2018
99.75*	Class 1 Reporting Issuer - Participation Fee (AB), dated April 26, 2018 for the year ended December 31, 2017
99.76*	Audited consolidated financial statements for the year ended December 31, 2017 and the period from incorporation (January 9, 2016) to December 31, 2016
99.77*	Class 1 Reporting Issuer - Participation Fee (ON), dated April 26, 2018 for the year ended December 31, 2017
99.78*	Management’s Discussion & Analysis for the twelve months ended December 31, 2017
99.79*	Chief Executive Officer Certification of Annual Filings, dated April 26, 2018
99.80*	Chief Financial Officer Certification of Annual Filings, dated April 26, 2018
99.81*	Notice of Meeting and Record Date, dated March 23, 2018
99.82*	News Release dated February 22, 2018
99.83*	News Release dated February 6, 2018
99.84*	Material Change Report dated January 10, 2018
99.85*	Consent of Qualified Person (Doug Ward)
99.86*	Consent of KPMG
99.87*	Press Release dated June 3, 2019
99.88*	Press Release dated June 4, 2019
99.89*	Early warning report dated June 4, 2019
99.90*	Press Release dated June 6, 2019
99.91	Consent of KPMG and Andrew James

* Previously Filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MAVERIX METALS INC.

By:	/s/ Dan O’Flaherty
Name: Dan O’Flaherty
Title: Chief Executive Officer

Date:  June 20, 2019